Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Dear Shareholder,

Re: Annual and Special General Meeting of Shareholders

You are cordially invited to attend an Annual and Special General Meeting of Shareholders (the “Annual and Special Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on December 21, 2017 at 9:00 a.m. US Eastern time.

This Annual and Special Meeting is summoned as an additional session of our first Annual Meeting which took place on November 9, 2017 (The "First Meeting"), due to an omission by error of an item from voting on our First Meeting.

Holders of the Company’s ordinary shares are being asked to vote on the matter listed in the enclosed Notice of Annual and Special General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” the matter set forth in the notice.

At the Annual and Special Meeting, representative(s) of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the Annual and Special Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Your proxy must be received no later than 9:00 a.m. US Eastern time, on December 19, 2017, to be counted for the Annual and Special Meeting. If you are present at the Annual and Special Meeting and desire to vote in person, you may revoke your appointment of proxy at the Annual and Special Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours,

Ze'ev Koren
Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Ituran Location and Control Ltd.:

The Annual and Special general meeting of shareholders (the "Annual and Special Meeting") of Ituran Location and Control Ltd. (the “Company”) will be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on December 21, 2017 at 9:00 a.m. US Eastern time for the following purposes:

1.	To re-elect Mr. Israel Baron, an external director of the Company, to office for an additional term of three years.

The affirmative vote of the holders of a majority of the voting power represented at the Annual and Special Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of item 1 provided that: (a) such majority shall exclude controlling shareholders and those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, present and voting at such meeting  and (b) the total number of shares voted in favor of the election of the external director and held by shareholders other than controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, exceed 2% of the shares whose holders are entitled to vote at any meeting of shareholders.

Only shareholders of record at the close of business on November 21, 2017 (the “Record Date”) will be entitled to participate in and vote at the Annual and Special Meeting, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the Annual and Special Meeting in person.

Section 87(a) to the Israeli Companies Law, Company's Articles of Association and Board resolution permits to shareholders who will not attend the Annual and Special Meeting in person, to vote by completing the Form of Proxy Card. The shareholders may also submit a position notice to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the Company registered address stated above) no later than ten (10) days prior to the Annual and Special Meeting. The Board of Directors of the Company may submit response to such position notices until five (5) days prior to the Annual and Special Meeting. Changes to the Annual and Special Meeting agenda may be made after the filing of the Statement of Proxy, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than seven (7) days following the date of filing the attached Proxy Statement, all in accordance with the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000)). In such case, the Company will file an amended agenda and an amended Statement no later than seven (7) days from the last date of submission of such shareholder's request.  The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Statement of Proxy, the amended agenda and the amended Statement of Proxy (both, if any) and position notices are or will be available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

If you wish to attend the Annual and Special Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's, passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Statement of Proxy) at the Annual and Special Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual and Special Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual and Special Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Annual and Special Meeting in person are requested to complete, date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Annual and Special Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual and Special Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified herein above. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual and Special Meeting.

A shareholder is entitled to contact the Company directly and receive the text of the Statement of Proxy (or the amended Statement of Proxy, if any) and the Position Notices ("hodaot emda") (if any).

This Annual and Special Meeting is summoned as an additional session of our first Annual Meeting which took place on November 9, 2017 (The "First Meeting"), due to an omission of an item from our First Meeting.

Copies of the proposed resolutions are available at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, every business day from 9 a.m. to 5 p.m. (US Eastern Time), following prior coordination at telephone number +1- 954-484-3806.

By order of the Board of Directors,

Guy Aharonov, Adv.
General Counsel

Azour, Israel
November 16, 2017

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

November 16, 2017

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Annual and Special General Meeting of Shareholders (the “Annual and Special Meeting”) to be held on December 21, 2017 at 9:00 a.m. US Eastern time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Annual and Special Meeting will be held at the located at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA. The telephone number at that address is +1- 954-484-3806.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Annual and Special Meeting and to vote at the Annual and Special Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on November 21, 2017 (the “Record Date”). You are also entitled to notice of the Annual and Special Meeting and to vote at the Annual and Special Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

As of November 16, 2017, we have 20,968,117 outstanding shares.

Revocability of Proxies

A form of proxy card for use at the Annual and Special Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company with proof of identity of the shareholder (to the satisfaction of Company's secretary) which have to be received with the Company's registered address at least 24 hours prior to the time of the Annual and Special Meeting, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Annual and Special Meeting. Attendance at the Annual and Special Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual and Special Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum.

The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual and Special Meeting.

If you wish to attend the Annual and Special Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's, passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Statement of Proxy) at the Annual and Special Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual and Special Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual and Special Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Annual and Special Meeting in person are requested to complete, date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Annual and Special Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

The Board of Directors of the Company is soliciting the attached proxy cards for the Annual and Special Meeting, primarily by mail and by filing it publicly. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Annual and Special Meeting (“Position Notice”). Position Notices may be sent to the Company’s Israeli office at 3 Hashikma St. Azour Israel (P.O. Box 11473 Azour 58001), by no later than 10 days prior to the Annual and Special Meeting.

PROPOSAL ONE

THE RE-ELECTION OF THE EXTERNAL DIRECTOR OF THE COMPANY FOR
ADDITIONAL PERIOD
 UNTIL THIRD SUCCEEDING ANNUAL MEETING THEREAFTER

Background

Under the Israeli Companies Law, 1999 (the "Israeli Companies Law"), the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. External directors are elected for three-year terms. The Israeli Companies  Law provides that a person is not qualified to serve as an external director if he/she is a relative of the company's controlling person, or if, at the time of his/her appointment and/or at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person’s control, has or has had an Affinity (as defined below) to the company, its controlling person or its relative or to any entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by its controlling person. "Affinity" means the existence of work relationship, business or professional relationship or control, except if negligible, or a service as an officer of the company. In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director; and, a person already serving as a director of one company may not be appointed as an external director of another company if at that time a director of such company is serving as an external director of the first company.  The Israeli Companies Law prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the applicable regulations promulgated under the Israeli Companies Law, 1999.

A director who qualifies as an external director under Israeli law meets the "independence" requirements set forth under the Nasdaq listing rules, including those applicable to members of audit and compensation committees of the board.

The Israeli Companies Law provides that each committee of the board of directors that is vested with an authority of the board must include at least one external director, except that the audit committee and compensation committee must include all external directors then serving on the board of directors.

External directors may generally be removed from office by the same majority of shareholders required for their election or by a court, in each case, only under limited circumstances, including if they cease to meet the statutory qualification for their appointment or violate the duty of loyalty to the company.

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board's committees. Mr. Baron serves as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel.  Israel Baron was reelected on December 15, 2014 for additional 3-year term to serve as external director.

Israeli law permits to reelect the external director for additional two terms, three years each if this extension is proposed by either of: (i) the board or (ii) by a shareholder whose voting rights are no less than 1% of the Company or (iii) by the external director him/herself. In addition to the above, being a company listed on foreign exchange such as NASDAQ the Company is authorized by Israeli law to re-elect its external directors for unlimited additional terms of three years each, if both Audit committee & the board of directors come into conclusion that those directors have special expertise and his contribution to the work of the board and its committees, the appointment for additional term will benefit the Company.

On November 16, 2017 Mr. Baron proposed his candidacy as external director for additional term of three years.

On November 16, 2017, our Audit Committee resolved that Mr. Baron has special expertise. In addition, his contribution to the work of the board and its committees and the appointment for additional term, will benefit the Company.

Under Israeli Companies Law and regulations promulgated thereunder, (i) an external director must have either "accounting and financial expertise" or "professional qualifications" (as such terms are defined in regulations promulgated under the Israeli Companies Law) and (ii) at least one of the external directors must have "accounting and financial expertise".

Mr. Baron declaration of External Director is available at Ituran’s Israeli offices at 3 Hashikma St. Azour Israel Israel, every business day from 9 a.m. to 5 p.m. (Israeli time), following prior coordination at telephone number +972-3-5571314.

Our Board of Directors of the Company is scheduled to decide if to reapprove that Mr. Baron (1) has "accounting and financial expertise” (2) has special expertise, and his contribution to the work of the board and its committees, and the appointment for additional term, will benefit the Company; and (3) qualifies as an independent director under the NASDAQ rules, and shall decide it prior to the date of our Annual and Special Meeting. Notice of our board of directors' resolution on these three subjects, will be published on 6-k form that will be filed to SEC and be published on our website www.Ituran.com at least 15 days prior to the date of our Annual and Special Meeting.

Proposal

Shareholders are being asked to approve the re-election of Mr. Israel Baron as an external-director of the Company for additional three-year term.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual and Special Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of item 1 provided that: (a) such majority shall exclude controlling shareholders and those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, present and voting at such meeting  and (b) the total number of shares voted in favor of the election of the external director and held by shareholders other than controlling shareholders or those having a personal interest in the appointment, except a personal interest which is not resulting from connections with controlling shareholders, exceed 2% of the shares whose holders are entitled to vote at any meeting of shareholders.

Board Recommendation

The Board of Directors recommends the re-election of Mr. Israel Baron to the Company’s board of directors as external Director for additional term of 3 years.

Sincerely yours,

Ituran Location and Control Ltd.

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on December 21, 2017 at 9:00 a.m. US Eastern time at the Company’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA.

(Please use BLOCK CAPITALS)
Shareholder Name: ___________________
Social Security/ID No.: ______________________

For shareholders that are corporations:
Corporation No.: _____________________
Country of Incorporation: ___________________

I being a shareholder of Ituran Location and Control Ltd. (the "Company"), hereby constitutes and appoints Mr. Ze'ev Koren, with full power of substitution, to represent the undersigned at the Annual Meeting of the Stockholders of the Company., to be held at the Company’s offices at the Company’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA on at on December 21, 2017 and at any adjournment or adjournments thereof, with full powers then possessed by the undersigned, and to vote, at that meeting, or any adjournment or adjournments thereof, all shares of stock which the undersigned would be entitled to vote if personally present, as follows:

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ITURAN LOCATION AND CONTROL LTD.

December 21, 2017

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE CORPORATION. AUTHORITY TO VOTE FOR THE ELECTION OF ANY OF THE NOMINEES LISTED ABOVE MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME OF SUCH NOMINEE.			1.	To re-elect Mr. Israel Baron, an external director of the Company, to office for an additional term of three years.	☐	☐	☐
					YES	NO
			1A	Are you a "controlling shareholder" of the Company or do you have "personal interest" in the appointment only due to your relations with the "controlling shareholder"?	☐	☐
If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, it will be voted FOR Item 1 herein.
Notes:				YES includes, inter alia, "controlling shareholders" of the Company or shareholders who have "personal interest" in the appointment which is resulting from connections with "controlling shareholders".
1.
To be valid, this form of Proxy Card (together with all the required documents as set forth in the Proxy Statement) must be received not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid.
Please check YES if you are a "controlling shareholder" of the Company or you have "personal interest" in the appointment which is resulting from connections with "controlling shareholders".
It is unlikely that you are a controlling shareholder or that you have a "personal interest" in the appointment and therefore you probably don't need to check "YES" due to such reason.

2.	Any alterations to this form must be initialed.

"personal interest" means a person's personal interest in an act or a transaction of a company, including the personal interest of his relative and of another body corporate in which he or his relative is an interested party, and exclusive of a personal interest that stems from the fact of holding shares in the company.

3.	Completion and return of this Form of Proxy Card will not prevent a member from attending and voting in person at the Meeting.

"controlling shareholder" means you hold the power to direct the activities of the company, other than by reason of being a director or other office holder of the company.

Note: Failure to complete Item 1A will render your vote INVALID and your vote will not be counted with respect to the proposed resolution 1.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.